As filed with the Securities and Exchange Commission on December 3, 2024

Securities Act Registration No. 002-64233

Investment Company Act Registration No. 811-02918

FORM N-1A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.
Post-Effective Amendment No. 76	☒
and/or
REREGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 77	☒

(Check appropriate box or boxes)

DUPREE MUTUAL FUNDS

(Exact Name of Registrant as Specified in Charter)

125 South Mill Street, Vine Center, Suite 100

Lexington, Kentucky 40507

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code (859) 254-7741

Allen E. Grimes, III

Dupree & Company, Inc.

125 South Mill Street, Vine Center, Suite 100

Lexington, Kentucky 40507

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: Continuous

It is proposed that this filing will become effective (check appropriate box)

☒	Immediately upon filing pursuant to paragraph (b)
☐	On November 1, 2024 pursuant to paragraph (b)
☐	On pursuant to paragraph (a)(1)
☐	75 days after filing pursuant to paragraph (a) (2)
☐	On pursuant to paragraph (a) (2) of rule 485
☐	This post-effective amendment designates a new effective date

This Post-Effective Amendment No. 76 and Amendment No. 77 (the “Amendment”) to the Registration Statement on Form N-1A under the Securities Act of 1933 and Investment Company Act of 1940 (File Nos. 002-64233 and 811-02918) of Dupree Mutual Funds (the “Registration Statement”) is being filed solely for the purpose of updating the exhibit list and adding additional exhibits to the Registration Statement.

This Amendment consists of the facing page, this explanatory note and Part C to the Registration Statement.

This Amendment does not modify any other part of the Registration Statement.

PART C

OTHER INFORMATION

Item 28. Financial Statements and Exhibits

(a) Articles of Incorporation. Form of Amended and Restated Agreement and Declaration of Trust is incorporated by reference to Post-Effect Amendment No 65 to Registrant’s Registration Statement filed October 28, 2017.

(b) By-Laws. Registrant’s By-Laws, as amended February 20, 2019 are filed herewith.

(c) Instrument Defining Rights of Security Holder. None other than in the Amended and Restated Agreement and Declaration of Trust and By-Laws of the Registrant.

(d) Investment Advisory Contracts.

(i) Investment Advisory Agreement by and between Dupree Mutual Funds, for and on behalf of Alabama Tax-Free Income Series, and Dupree & Company, Inc., dated November 1, 2014, is incorporated by reference to Post-Effective Amendment No. 59 to Registrant’s Registration Statement filed October  31, 2014.

(ii) Investment Advisory Agreement by and between Dupree Mutual Funds, for and on behalf of Kentucky Tax-Free Income Series, and Dupree & Company, Inc., dated November 1, 2014, is incorporated by reference to Post-Effective Amendment No. 59 to Registrant’s Registration Statement field October  31, 2014.

(iii) Investment Advisory Agreement by and between Dupree Mutual Funds, for and on behalf of Kentucky Tax-Free Short-to-Medium Series, and Dupree & Company, Inc., dated November 1, 2014, is incorporated by reference to Post-Effective Amendment No. 59 to Registrant’s Registration Statement filed October 31, 2014.

(iv) Investment Advisory Agreement by and between Dupree Mutual Funds, for and on behalf of Mississippi Tax-Free Income Series, dated November 1, 2014, is incorporated by reference to Post-Effective Amendment No. 59 to Registrant’s Registration Statement filed October  31, 2014.

(v) Investment Advisory Agreement by and between Dupree Mutual Funds, for and on behalf of North Carolina Tax-Free Income Series, dated November 1, 2014, is incorporated by reference to Post-Effective Amendment No. 59 to Registrant’s Registration Statement filed October  31, 2014.

(vi) Investment Advisory Agreement by and between Dupree Mutual Funds, for and on behalf of North Carolina Tax-Free Short-to-Medium Series, dated November 1, 2014, is incorporated by reference to Post-Effective Amendment No. 59 to Registrant’s Registration Statement filed October 31, 2014.

(vii) Investment Advisory Agreement by and between Dupree Mutual Funds, for and on behalf of Tennessee Tax-Free Income Series, dated November 1, 2014, is incorporated by reference to Post-Effective Amendment No. 59 to Registrant’s Registration Statement filed October 31, 2014.

(viii) Investment Advisory Agreement by and between Dupree Mutual Funds, for and on behalf of Tennessee Tax-Free Short-to-Medium Series, dated November 1, 2014, is incorporated by reference to Post-Effective Amendment No. 59 to Registrant’s Registration Statement filed October 31, 2014.

(ix) Investment Advisory Agreement by and between Dupree Mutual Funds, for and on behalf of Intermediate Government Bond Series, dated November 1, 2014, is incorporated by reference to Post-Effective Amendment No. 59 to Registrant’s Registration Statement filed October 31, 2014.

(x) Investment Advisory Agreement by and between Dupree Mutual Funds, for and on behalf of Taxable Municipal Bond Series, dated November 1, 2014, is incorporated by reference to Post-Effective Amendment No. 59 to Registrant’s Registration Statement filed October 31, 2014.

(e) Underwriting Contracts. None.

(f) Bonus or Profit Sharing Contracts. None.

(g) Custodial Agreement. Custody Agreement by and between Dupree Mutual Funds and U.S. Bank National Association, dated April 1, 2009, is incorporated by reference to Post-Effective Amendment No. 61 to Registrant’s Registration Statement filed October 30, 2015.

(h) Other Material Contracts.

(i) Transfer Agent Agreement by and between Dupree Mutual Funds and Dupree & Company, Inc., as amended on October 22, 2008, is incorporated by reference to Post-Effective Amendment No.  63 to Registrant’s Registration Statement filed October  27, 2016.

(ii) Compliance Services Agreement by and between Dupree Mutual Funds and Northern Lights Compliance Services, dated February 23, 2023, is incorporated by reference to Post-Effective Amendment No. 75 to Registrant’s Registration Statement filed October 28, 2024.

(i) Legal Opinion. Consent of Thompson Hine LLP is incorporated by reference to Post-Effective Amendment No. 75 to Registrant’s Registration Statement filed October  28, 2024.

(j) Other Opinions. Consent of Independent Registered Public Accounting Firm is filed incorporated by reference to Post-Effective Amendment No. 75 to Registrant’s Registration Statement filed October 28, 2024.

(k) Omitted Financial Statements. None.

(l) Initial Capital Agreements. None.

(m) Rule 12b-1 Plans. None.

(n) Rule 18f-3 Plan. None.

(o) Reserved.

(p) Code of Ethics.

(i) Code of Ethics for Dupree Mutual Funds, as amended and readopted May 8, 2018, is incorporated by reference to Post-Effective Amendment No. 67 to Registrant’s Registration Statement filed October 29, 2018.

(ii) Code of Ethics for Dupree  & Company, Inc.as amended and readopted May 8, 2018, is incorporated by reference to Post-Effective Amendment No. 67 to Registrant’s Registration Statement filed October 29, 2018.

Other Powers of Attorney. Powers of Attorney are incorporated by reference to Post-Effective Amendment No. 71 to Registrant’s Registration Statement filed October 28, 2020.

Item 29. Control Persons. None.

Item 30. Indemnification.

Reference is made to Article VII, Section 7.4 of the Registrant’s Amended Agreement and Declaration of Trust:

The Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise), (hereinafter referred to as a “Covered Person”) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, and except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office (“disabling conduct”). Anything herein contained to the contrary notwithstanding, no Covered Person shall be indemnified for any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject unless (1) a final decision on the merits is made by the court or other body before whom the proceeding was brought that the Covered Person to be indemnified was not liable by reason of disabling conduct or, (2) in the absence of such a decision, a reasonable determination is made, based upon a review of the facts, that the Covered Person was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of Trustees who are neither “interested parties” of the Company as defined in the Investment Company Act of 1940 nor parties to the proceeding (“disinterested, non-party Trustees”), or (b) an independent legal counsel in a written opinion.

Item 31. Activities of Investment Adviser.

Dupree & Company, Inc., 125 South Mill Street, Vine Center, Suite 100, Lexington, KY 40507, is registered as an investment adviser. Additional information about the adviser and its officers is incorporated by reference to the Statement of Additional Information filed herewith, and the adviser’s Form ADV, file number 801-13157. Neither the adviser, nor its officers or directors, have engaged in another business of a substantial nature during the last two years.

Item 32. Principal Underwriter. None.

Item 33. Location of Accounts and Records.

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by the Registrant’s investment adviser, transfer agent, and fund accounting agent, located at 125 South Mill Street, Vine Center, Suite 100, Lexington, KY 40507 and/or the Registrant’s compliance services provider, Northern Lights Compliance Services, located at 2 Easton Oval, Suite 300, Columbus, OH 43219.

Item 34. Management Services. Not applicable.

Item 35. Undertakings. None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of [Lexington], County of Fayette and State of [Kentucky] on this the 3rd day of December, 2024.

DUPREE MUTUAL FUNDS

By:	/s/ Allen E. Grimes, III

Pursuant to the requirements of the 1933 Act, this amendment to the Registration Statement has been signed below by the following persons in their respective capacities and on the date noted.

Signature	Title	Date

/s/James C. Baughman* James C. Baughman *	Trustee	December 3, 2024

/s/Marc A. Mathews* Marc A. Mathews*	Trustee	December 3, 2024

/s/Allen E. Grimes, III Allen E. Grimes, III	Trustee, President and Principal Executive Officer	December 3, 2024

/s/Michelle Dragoo Michelle Dragoo	Treasurer and Principal Financial Officer	December 3, 2024

By:	/s/ Allen E. Grimes, III
Allen E. Grimes, III
Attorney-In-Fact

*	Pursuant to Powers of Attorney filed herewith

INDEX

Exhibit Number	Description

28(b)	By-Laws